Exhibit 77(c)

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Portfolios was held on July 24, 2001

     To approve a new Sub-Advisory  Agreement,  with respect to the Pilgrim
     VP Research Enhanced Index Portfolio ("Research Enhanced Index Portfolio"), between ING Pilgrim Investments, LLC, the Adviser of the Portfolio, and Aeltus Investment Management, Inc. (For: 4,781,317,
     Against: 98,930).